UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No 2)

General Finance Corporation

(Name of Subject Company)

General Finance Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Christopher A. Wilson

General Counsel, Vice President and Secretary

General Finance Corporation

39 East Union Street

Pasadena, CA 91103

(626) 584-9722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John M. Rafferty

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements Items 3, 4 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2021 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by General Finance Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the SEC on April 26, 2021, to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented with the following additional text:

Key Employee Employment Agreements, Key Employee Letters

As a condition and inducement to URNA entering into the Merger Agreement, URNA, the Surviving Corporation or a subsidiary of URNA entered into “at will” employment agreements, contingent upon and effective as of the consummation of the Merger, with certain executive officers and management personnel of the Company selected by URNA (“Key Employees”), setting forth the terms and conditions of each Key Employee’s continued employment with URNA, the Surviving Corporation or a subsidiary of URNA from and after the consummation of the Merger, substantially in the form filed as Exhibit 10.3 to the Company’s Form 8-K filed April 16, 2021 (the “Key Employee Employment Agreements”). The agreements with Key Employees were requested by URNA in connection with its written proposal for a strategic transaction on March 2, 2021 and were thereafter negotiated with the knowledge and awareness of the Board of Directors of the Company prior to being signed during the week of April 12, 2021.

The Key Employee Employment Agreements provide, among other things, that (i) the Key Employees shall be subject to standard restrictive covenants, including, without limitation, the non-compete and non-solicitation provisions set forth in the Key Employee Employment Agreements for the period during their employment with URNA and for the 12-month period following the termination of such employment, as well as assignment of intellectual property rights and non-disclosure of proprietary and confidential information; and (ii) any severance provisions contained in the Key Employee’s existing employment agreement with the Company shall continue to apply following consummation of the Merger, subject to certain changes to the definition of “Good Reason” as set forth in such Key Employee Employment Agreements.

The Key Employees include the following individuals: (i) Jody E. Miller, the Company’s President and Chief Executive Officer, (ii) Charles E. Barrantes, the Company’s Executive Vice President and Chief Financial Officer; (iii) Christopher A. Wilson, the Company’s General Counsel, Vice President and Secretary; (iv) Jeffrey A. Kluckman, the Company’s Executive Vice President of Global Business Development; (v) Theodore M. Mourouzis, Chief Executive Officer and President of Pac-Van, Inc.; and (vi) Eric Weber, Chief Financial Officer of Pac-Van, Inc. Of the foregoing, only Jody Miller serves on the Board of Directors of the Company.

In addition to their Key Employee Employment Agreements, each Key Employee has also entered into a letter agreement with URNA, substantially in the form filed as Exhibit 10.4 to the Company’s Form 8-K filed April 16, 2021 (the “Employee Letter Agreements”), pursuant to which each Key Employee has agreed, in the event the Key Employee’s post-Merger employment with URNA is terminated under certain circumstances, to repay to URNA a portion of the consideration that Key Employee received in respect of unvested equity awards that were accelerated in connection with the Merger.

The foregoing description of the Key Employee Employment Agreements and the Key Employee Letter Agreements does not purport to be complete and is qualified in its entirety by the full text of Exhibits 10.3 and 10.4 to the Company’s Form 8-K filed April 16, 2021, which are incorporated by reference herein.

Transaction Bonuses

In connection with the execution of the Merger Agreement, the Company has granted retention bonuses (“Retention Bonuses”) to certain of its employees, including its named executive officers, pursuant to retention bonus letters substantially in the form filed as Exhibit 10.5 to the Company’s Form 8-K filed April 16, 2021 (the “Retention Bonus Letters”), which provide for payments to each such employee contingent on that employee’s continued employment with the Company through the consummation of the Merger and the execution and non-revocation of a release. The Retention Bonuses were reviewed by and approved by the Compensation Committee of the Board of Directors of the Company. The Retention Bonus amounts for the foregoing individuals are as follows:

Name and Principle Position	Retention Bonus Amount
Ronald Valenta Executive Chairman	$500,000
Jody E. Miller President and Chief Executive Officer	$500,000
Charles E. Barrantes Executive Vice President and Chief Financial Officer	$300,000
Christopher Wilson Vice President, General Counsel and Secretary	$240,000
Jeffrey A. Kluckman Executive Vice President of Global Business Development	$200,000
Theodore M. Mourouzis Chief Executive Officer and President, Pac-Van, Inc.	$170,000
Neil R. Littlewood Chief Executive Officer, Royal Wolf	$75,000

Item 4. The Solicitation or Recommendation.

The information set forth in Item 4 — “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented with the following additional text:

Background of the Transactions

Acquisition Interest in 2020-2021

On February 17, 2021, in response to an invitation from a strategic bidder, Ronald Valenta, the Company’s Executive Chairman, and a representative of the strategic bidder met to discuss a possible bid to acquire the Company.

* * * *

Effective as of February 26, 2021, the strategic bidder that had discussed its interest with Mr. Valenta entered into a confidentiality agreement with the Company, which included customary non-disclosure and standstill provisions, which standstill provisions expired a year after the effective date. The confidentiality agreement included a provision that limited the counter-party’s ability to request a waiver, termination or amendment of the agreement.

* * * *

On March 3, 2021, the URI representative and Mr. Miller spoke by phone to clarify certain financial and transaction points in the URI March 2, 2021 proposal and scheduled a further call for March 5, 2021.

* * * *

Later on March 14, 2021, the Board met with senior management and a representative of Morrison & Foerster to consider the URI March 12, 2021 proposal to acquire the Company for a price of $18 per Share, a proposal from a private equity firm to acquire the Company for $18 per Share and a proposal dated March 15, 2021 to acquire one of the Company’s subsidiaries in the event that an acceptable bid to acquire the entire Company was not received. The Board directed senior management to decline the URI offer to purchase the Company’s North America operations and to negotiate with URI for an increased purchase price for the sale of the entire Company. The Board discussed 2019 Review Process and discussed whether to reconnect with a certain prospective strategic and private equity sponsor bidders that had previously expressed interest in the Company. At the conclusion of this discussion, the Board authorized a director to contact prospective bidders to explore their interest in submitting a bid to acquire the Company and report back to the Board on those potential parties’ interest in submitting a bid. The director contacted four parties who had previously expressed the most interest in acquiring the Company and who, in the Board’s opinion, were the most likely to submit a proposal to acquire the Company. None of the contacted parties later provided a written proposal for a strategic transaction. The Board also discussed the advisability of engaging a financial advisor to assist the Board with any potential transaction and the evaluation of any competing bids. Following discussion in which the Board considered various relationships between the Company and certain investment banking firms, as well as other investment banking firms that might have relevant qualifications and expertise, the Board determined that it would contact three banks for consideration as a potential financial advisor to the Board.

* * * *

On April 2, 2021, the Company’s management provided representatives of DA Davidson financial projections for fiscal years 2021 to 2026, which management had prepared based on prior financial forecasts. The same forecasts were later shared with representatives of URI on April 8, 2021. On April 2, 2021, senior management and representatives of Morrison & Foerster and DA Davidson reviewed the draft merger agreement and prepared a list of issues in the draft merger agreement, including that the merger agreement should provide the Board a customary right to change its recommendation and a customary termination right, subject to match rights, to accept a superior proposal. Later that day, the Company delivered a list of the principal open issues in the draft merger agreement to URI and S&C. On April 3, 2021, URI senior management, S&C, Company senior management and Morrison & Foerster representatives held a conference call to discuss open issues in the merger agreement and proposed timing to sign the merger agreement.

* * * *

On April 15, 2021, the Company Board met to review and consider the final proposed forms of the merger agreement, tender and support agreement, the noncompetition agreement and the employment agreements, copies of which had previously been made available to the Board. Senior management, Morrison & Foerster representatives and DA Davidson representatives also participated in the meeting. Senior management, Mr. Wilson and representatives of Morrison & Foerster reviewed recent negotiations and changes to the proposed agreements. The chair of the Compensation Committee of the Board reported that the Compensation Committee had approved of various compensation arrangements and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act. The Board thereafter reviewed and approved the projections for the Company that had been prepared and presented by Company management and discussed by the Board at its April 9 meeting, for use by DA Davidson in its analyses. See the heading titled “—Certain Prospective Financial Information” for further information regarding the “Forecasts.” Representatives of DA Davidson then reviewed with the Board DA Davidson’s financial analyses of the Offer Price and the Merger Consideration, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 15, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of DA Davidson’s financial analyses and opinion, please see the heading titled “—Opinion of the Company’s Financial Advisor”. The written opinion delivered by D.A. Davidson is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), the Board unanimously (1) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the stockholders of the Company tender their Shares to Merger Sub pursuant to the Offer. During the meeting, the Board discussed the costs and benefits for the Company and its stockholders of waiving certain provisions of the confidentiality agreement previously signed with the potential strategic bidder (effective as of February 26, 2021), whose prior proposal had been rejected by the Board as insufficient. Following discussion, the Board concluded that it was in the best interest of the Company and its stockholders not to waive the provisions of the confidentiality agreement.

Opinion of the Company’s Financial Advisor.

Selected Public Companies Analysis.

D.A. Davidson reviewed certain financial information for the following publicly traded corporations operating in the specialty rental services industry (collectively, the “selected companies”):

•	McGrath RentCorp

•	WillScot Mobile Mini Holdings Corp.

The table below sets forth the individual and mean enterprise value-to-2020 and 2021 adjusted EBITDA, EBIT and free cash flow (calculated as adjusted EBITDA less net capital expenditures) multiples and the individual and mean closing stock price-to-2020 and 2021 EPS multiples for the selected companies using publicly available financial information (including average Capital IQ consensus estimates for 2021 and, in the case of 2020 financial data for WillScot Mobile Mini Holdings Corp., pro forma for the then pending merger between WillScot Corporation and Mobile Mini, Inc.) and pricing data as of April 14, 2021.

Enterprise Value as a Multiple of:	McGrath RentCorp	WillScot Mobile Mini Holdings Corp.	Mean of Selected Companies
Calendar Year 2020 Adjusted EBITDA	9.1x	14.3x	11.7x
Calendar Year 2021E Adjusted EBITDA	9.2x	13.2x	11.2x
Calendar Year 2020 EBIT	15.6x	30.4x	23.0x
Calendar Year 2021E EBIT	15.4x	23.8x	19.6x
Calendar Year 2020 Free Cash Flow	11.7x	20.4x	16.0x
Calendar Year 2021E Free Cash Flow	11.9x	18.6x	15.3x
Calendar Year 2020 EPS	19.5x	41.2x	30.3x
Calendar Year 2021E EPS	18.7x	35.2x	27.0x

Selected Precedent Transactions Analysis.

For each of the selected transactions, D.A. Davidson calculated, among other things, the enterprise value implied by the transaction as a multiple of adjusted EBITDA based on press releases and public filings at the time of announcement of the relevant transaction.

The following table sets forth the individual enterprise value-to-adjusted EBITDA multiples for the selected transactions:

Enterprise Value as a Multiple of
Target	Acquirer	Adjusted EBITDA
Mobile Mini, Inc.	WillScot Corp.	11.9x
Target Logistics Management, LLC	Platinum Eagle Acquisition Corp.	10.4x
BakerCorp International Holdings, Inc.	United Rentals, Inc.	9.1x
Modular Space Holdings, Inc.	WillScot Corp.	10.4x
New Acton Mobile Industries, LLC	WillScot Corp.	9.5x
WillScot Corp.	Double Eagle Acquisition Corp.	9.1x
United Site Services, Inc.	Platinum Equity, LLC	10.7x

The following table sets forth mean, median, high and low enterprise value-to-adjusted EBITDA multiples for the selected transactions:

Enterprise Value as a Multiple of:	Mean	Median	High	Low
Adjusted EBITDA	10.1x	10.4x	11.9x	9.1x

Discounted Cash Flow Analysis.

D.A. Davidson performed a discounted cash flow analysis on the Company to calculate a range of implied per share values (as of July 1, 2021) for the Shares. Using discount rates ranging from 9.7% to 13.7%, D.A. Davidson discounted to present value as of July 1, 2021, (i) estimates of unlevered free cash flow assumed to be generated by the Company from July 1, 2021 through June 30, 2026 based on the projections prepared by the management of the Company, and (ii) a range of implied terminal values for the Company, which were calculated by applying terminal adjusted EBITDA multiples ranging from 8.0x to 10.0x to the Company’s fiscal year 2026 estimated adjusted EBITDA, as reflected in the projections prepared by the management of the Company. The range of discount rates used in this discounted cash flow analysis was selected taking into account a capital asset pricing model implied cost of capital calculation which indicated an implied weighted average cost of capital of 11.7%. This analysis resulted in an implied per share range for the Shares of approximately $15.65 to $26.20, as compared to the $19.00 per share consideration in the Offer and the Merger and the closing stock price of the Shares on April 14, 2021 of $12.22.

Additional Considerations.

During the two years preceding the date of its opinion, D.A. Davidson provided investment banking and other financial services to the Company for which it received compensation. Such services during such period included D.A. Davidson acting as an underwriter to the Company in a public offering of unsecured senior notes. In connection with acting as an underwriter to the Company in its October 2020 public offering of 7.875% Senior Notes due 2025, D.A. Davidson received fees, including underwriting discount, totaling approximately $1.3 million from the Company.

Certain Prospective Financial Information.

Summary of the Forecasts

FYE 6/30	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$348	$384	$421	$439	$459	$474
Adjusted EBITDA(1)	$94	$112	$130	$136	$142	$148
Net Capital Expenditures	$22	$38	$33	$34	$34	$34
Free Cash Flow(2)	$73	$74	$96	$102	$109	$114
Unlevered Free Cash Flow	NA	$61	$82	$83	$87	$90

(1)

Adjusted EBITDA is defined as the Company’s earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income. Includes adjustments for share- based compensation and refinancing costs not capitalized.

(2)	Free cash flow is defined as Adjusted EBITDA less net capital expenditures.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Legal Proceedings Relating to the Tender Offer

On May 10 and 11, two lawsuits were filed in the United States District Court for the District of Delaware under the captions Franchi v. General Finance Corporation et al. (Case No. 21 cv-677) and Hopkins v. General Finance Corporation et al. (Case No. 21–cv 684), which named as defendants: (a) the Company; (b) each member of the Company’s board of directors; and (c) United Rentals (North America) Inc. and UR Merger Sub VI Corporation (solely in the case of the Hopkins lawsuit). The Complaints generally allege that the Company’s Schedule 14D-9 (filed April 26, 2021) omitted material information or failed to state all material facts necessary to make statements in the disclosure not misleading, including with respect to disclosures regarding the background of the transaction and the opinions of the Company’s financial advisor. Both allege that the Company and its directors violated Section 14 of the Securities Exchange Act of 1934 and that the defendants are controlling persons within the meaning of Section 20 of the Exchange Act. The Complaints seek injunctive relief to require additional disclosure and delay the closing of the transaction and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company and its directors believe the lawsuits lack merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2021

General Finance Corporation

By:	/s/ CHRISTOPHER A. WILSON
	Name:	Christopher A. Wilson
	Title:	General Counsel, Vice President and Secretary